Exhibit 99.1

December 29, 2016

Donald F. U. Goebert

c/o RELM Wireless Corporation

7100 Technology Drive

West Melbourne, FL 32904

Re:	Purchase of Shares of RELM Wireless Corporation

Dear Don:

We have agreed that on or about the date hereof Fundamental Global Investors, LLC (“FGI”), through its affiliates, will acquire 425,532 shares of common stock (the “Shares”) of RELM Wireless Corporation (the “Company”) from you at a price of $4.70 per share in cash, for an aggregate purchase price of $2,000,000. You agree that you own the Shares free and clear of any encumbrances and have the right to transfer the Shares to us.

We both agree and acknowledge that you and FGI (through its affiliates) are both stockholders of the Company, that you currently serve on the board of directors of the Company, and that I currently serve on the board of directors of the Company as a representative of FGI and its affiliates. We both agree and acknowledge that each of us may now possess non-public information regarding the Company, its business and the Company’s shares (the “Non-Public Information”), but that each of us has equal access to information regarding the Company, its business and the Company’s shares as a result of our positions on the board of directors. We have agreed to engage in this purchase transaction notwithstanding the fact that this Non-Public Information may exist and that one of us may not have disclosed to the other all of such information known to it. Each of us acknowledges that we are capable of evaluating the merits and risks of this purchase transaction and protecting our own interests in connection with the transaction.

Each of us, on behalf of ourselves and our affiliates, successors and assigns, hereby releases and waives any and all claims and causes of action against the other, and the other’s affiliates, successors and assigns, based upon either of our failure to disclose to the other in connection with the purchase transaction all or any portion of the Non-Public Information known by us. We each agree not to assert any claim or cause of action against the other relating to the other’s failure to disclose any of the Non-Public Information.

This letter agreement constitutes the entire agreement between us relating to the purchase transaction. Please indicate your agreement to the foregoing by signing where indicated below.

On behalf of Fundamental Global Investors, LLC

and Ballantyne Strong, Inc.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Fundamental Global Investors, LLC
Chairman and Chief Executive Office, Ballantyne Strong, Inc.

AGREED AND ACCEPTED:

/s/ Donald F.U. Goebert
Donald F.U. Goebert